August 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	HCYC Holding Company
Draft Registration Statement on Form F-4 Submitted May 13, 2024 File No. 333-279319

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp. (“ATMC”) and HCYC Holding Company (“HCYC”), represented by Celine & Partners, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 10, 2024, relating to HCYC’s Draft Registration on Form F-4 filed May 13, 2024.

HCYC is filing via EDGAR Amendment No. 1 to Draft Registration on Form F-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Draft Registration Statement on Form F-4

General

1.	We note your disclosure that Annexes B through D are included in the filing, but we are unable to locate them. Please include these annexes in your next amendment.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure has been revised to include Annex B and remove Annexes C and D.

2.	We note that you disclose throughout the filing that AlphaTime Acquisition Corp. consummated its IPO on January 3, 2023. It appears, however, that the IPO was completed on December 30, 2022. Please revise for consistency or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 5, 95, and F-33 have been revised to address the Staff’s comment.

3.	We note that in accordance with Section 5.13 of the Agreement and Plan of Merger HCYC’s “Disclosure Schedule sets forth a true, correct and complete list of the model and number of cryptocurrency miners owned by the Company Group.” Please revise your business and summary section to disclose whether HCYC or any of its subsidiaries are involved in crypto mining, or advise why the information related to cryptocurrency miners is included in the merger agreement.

Response: We view section 5.13(b) as a customary representation for a seller in a business combination. HCYC confirms neither it nor any of its subsidiaries (1) own cryptocurrency miners, (2) is engaged in cryptocurrency mining, or (3) is engaged in the cryptocurrency industry as a whole.

4.	Please include a section entitled enforceability of civil liabilities and disclose that your officers and directors are located in China/Hong Kong and that it may be difficult to impose liability on those individuals.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 186 has been revised to address the Staff’s comment.

5.	We note that throughout the filing you often describe the industry and your performance using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 147, 148 and 149 have been revised to address the Staff’s comment.

6.	Please provide support for your disclosure that you are one of “the leading intermediate insurance brokerage companies in Hong Kong.”

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 26, 146 and 155-157 has been revised to address the Staff’s comment.

7.	It appears that you are an insurance intermediary and do not underwrite risk for premiums. If true, please revise to make that clear in the summary, business, and MD&A sections.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 10, 26, 151-157 has been revised to address the Staff’s comment.

8.	Please revise the business combination proposal and the adjournment proposal sections to disclose the quorum required and the voting threshold requirements for each proposals.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 112, 113 and 114 has been revised to address the Staff’s comment.

Cover Page

9.	Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your summary should address, but not necessarily be limited to, the risks highlighted on the cover page.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page and pages 35 and 36 has been revised to address the Staff’s comment.

10.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and other entities, or to investors, and quantify the amounts where applicable.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page and page 35 has been revised to address the Staff’s comment.

Financial Statements Presentation, page 4

11.	Please revise to reconcile your disclosures on pages 4, 27, and 87, indicating that the transactions will be accounted for in accordance with IFRS 2 and structured in a way so PubCo will be able to prepare and file its financial statements in accordance with International Financial Reporting Standards to your disclosure on page 4 indicating that PubCo’s consolidated financial statements and the pro forma financial statements giving effect to the transactions will be prepared in accordance with U.S. GAAP.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 4, 27 and 91 has been revised to address the Staff’s comment.

Selected Unaudited Financial Information of HCYC, page 26

12.	We note that your selected Statement of Operations data included on pages 26 and 43 includes changes in certain balance sheet items such as accounts receivable, accounts payable and prepaid expenses and current assets. In order to accurately reflect this selected financial information, please revise your disclosure to include these amounts in the Statement of Cash Flows Data as changes in operating assets and liabilities or explain to us why it is appropriate to include this information in the selected Statement of Operations data.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 26 and 46 has been revised to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 26

13.	Disclose each permission or approval that you, your subsidiaries, and other entities are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or other entities are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 35, 36 and 37 have been revised to address the Staff’s comment.

14.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 35, 60 and 61 have been revised to address the Staff’s comment.

15.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, or other entities and direction of transfer. Quantify any dividends or distributions that a subsidiary or other entity has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries or other entities, to the parent company and U.S. investors.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page and page 35 has been revised to address the Staff’s comment.

16.	In one of the opening paragraphs here and in the business section, please include HCYC’s revenue and net losses for the most recent audited period to provide a financial snapshot of the company and to balance the disclosure in the summary.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 26 and 152 has been revised to address the Staff’s comment.

Ownership and Transaction Structure, page 31

17.	Please revise the graphics on page 32 and 89 to clearly label which structures represent pre- and post- merger structure, identify what percentage of the combined entity the current shareholders of AlphaTime and HCYC will own after the merger is complete, and improve the legibility of the organizational structure graphics presented.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 32, 93 and 94 has been revised to address the Staff’s comment.

Summary of Risk Factors, page 39

18.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 45 has been revised to address the Staff’s comment.

Selected Historical Financial Information of HCYC, page 43

19.	Please revise the column headers on pages 44, 45, 77, and 78, to properly reflect the pro forma statement of operations rather than the pro forma balance sheet.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 47, 81 and 82 has been revised to address the Staff’s comment.

Forward-Looking Statements, page 46

20.	We note your disclosure on page 46 regarding HCYC’s ability to implement measures to address the material weakness that has been identified. Please revise where appropriate, to clearly identify and discuss the nature and timing of the material weakness(s), any planned or implemented remediation efforts, and the current status of any remediation efforts.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 64 and 171 has been revised to address the Staff’s comment.

Risk Factors, page 48

21.	Please add a risk factor to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 35, 60 and 61 has been revised to address the Staff’s comment.

22.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 75 has been revised to address the Staff’s comment.

23.	Please revise your risk factors and business sections to disclose the PRC’s regulation of insurance businesses and the impact this could potentially have on your business, as applicable, or advise. Specifically, please address any relevant regulation of your business by the China Banking and Insurance Regulatory Commission.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that HYCY operates all business activities only in Hong Kong and is only licensed in Hong Kong. Intermediary insurance brokers are highly regulated in Hong Kong and the Insurance Authority is the sole regulator. HCYC’s Hong Kong counsel has advised that it is not subject to any regulation by the China Banking and Insurance Regulatory Commission.

24.	Please include a risk factor discussing where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 49 has been revised to address the Staff’s comment.

25.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 70 and 71 has been revised to address the Staff’s comment.

The PRC government has significant oversight and discretion, page 59

26.	Please revise the last sentence in the first paragraph of the risk factor to remove the words “in extreme cases.”

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 62 has been revised to address the Staff’s comment.

Although we believe we are currently not required to obtain approval, page 60

27.	We note your disclosure here that you do not believe that you are required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Please explain how you determined that you are not subject to the Trial Measures requirements. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why. In addition, include disclosure describing the Trial Measures and their applicability to this filing on the cover page.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 36-37, and 60-61 has been revised to address the Staff’s comment.

If we are deemed to be an investment company under the Investment Company Act, page 69

28.	We note your disclosure about the possibility of being deemed to be an investment company under the Investment Company Act. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 74 has been revised to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 76

29.	Your pro forma cash and cash equivalents balances, under the maximum redemptions scenario, are negative $3,702,826 and negative $500,000. With reference to applicable U.S. GAAP guidance, please tell us why you believe it is appropriate to present a pro forma negative cash balance, rather than a liability. Please also tell us and disclose whether or not the merger will proceed in your maximum redemption scenario given a negative cash (i.e., liability) result and if so, whether you would need to raise additional funds in the maximum redemption scenario.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 82 has been revised to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 77

30.	Please revise to include the impact of adjustment (aa), representing the elimination of interest earned on investments held in the trust account, on income (loss) from continuing operations and net income (loss).

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 83 has been revised to address the Staff’s comment.

Background of Business Combination, page 89

31.	Please significantly expand this section to include the following information:

a.	describe how the target was identified and by whom, and how the negotiations were started and by whom;
b.	any discussions with the target about the potential loss of clients in the near future or other event that may materially affect the target’s prospects or its financial projections for future performance of the business;
c.	any discussions relating to the assumptions underlying any target projections;
d.	any discussions about the need to obtain additional financing for the combined company;
e.	any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger and any pre-existing relationships between SPAC sponsors and additional investors, if any;
f.	any negotiations of any contingent payments to be received by target shareholders or any arrangements whereby any shareholder agrees to waive its redemption rights; and
g.	revise the timeline of the business combination subsection starting on page 91 to identify the persons and parties you are referring to and the pricing of LOIs and other merger discussions.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 95 through 97 has been revised to address the Staff’s comment.

32.	We note your discussion of the conflicts of interest between you, your founders, and affiliates of your founders on pages 130 through 132. Please revise the background of business combination section to clarify how your board considered these conflicts in negotiating and recommending the business combination.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 98 has been revised to address the Staff’s comment.

Fairness Opinion of AlphaTime’s Financial Advisor, page 96

33.	Please revise to state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 31 and 98 have been revised to address the Staff’s comment.

34.	Please disclose whether or not the financial advisor relied on any financial projections in analyzing the transaction and rendering the opinion.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 97 has been revised to address the Staff’s comment.

Reasons for AlphaTime Board’s Approval of the Business Combination, page 96

35.	We note your enumeration of different factors the board of AlphaTime considered in approving the business combination. Please provide additional disclosure that explains how each factor supports the board’s recommendation.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 97 has been revised to address the Staff’s comment.

HCYC’s Reasons for the Combination and Recommendation of the HCYC Board of Directors, page 99

36.	We note your disclosure on page 100 and the stipulation in Section 8.11 of the merger agreement that HCYC and AlphaTime agreed that “during the interim period following the execution of the Merger Agreement, both parties shall use their reasonable best efforts to obtain transaction financing in the aggregate amount of at least US$3,750,000.” We also note that the merger agreement refers to this arrangement as the “PIPE Investment Procured by Company.” Please tell us the status of any PIPE financing, if any, and revise your disclosure accordingly.

Response: We acknowledge the Staff’s comment and advise the Staff that each of HCYC and AlphaTime continue to use their best efforts to obtain transaction financing. There is no further update at this time.

The Adjournment Proposal, page 110

37.	Please revise your disclosure in this section to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 114 has been revised to address the Staff’s comment.

Conflict of Interests, page 130

38.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 135 has been revised to address the Staff’s comment.

Underwriting Agreement, page 138

39.	We note that a part of the IPO underwriting commission was deferred. Please disclose whether the underwriter performed additional services for the parties of the merger agreement after the SPAC’s IPO and if the deferral was conditioned on completion of a business combination. If the underwriter performed additional services after the SPAC IPO, please also quantify the fees payable for such services or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 143 has been revised to address the Staff’s comment.

Industry Overview, page 141

40.	We note your disclosure that the Frost & Sullivan industry report was commissioned by you and independently prepared for you in connection with this offering. Please file Frost & Sullivan’s consent as an exhibit to this registration statement. Refer to Rule 436 of the Securities Act of 1933.

Response: We acknowledge the Staff’s comment and advise the Staff that Frost and Sullivan’s consent will be filed by amendment.

Hong Kong’s Insurance Penetration Rate, page 144

41.	Please update the information in this section because the information for year 2022 already appears to be outdated, or advise. In addition, please state as management’s belief that “the growth rate of Hong Kong’s GDP will be higher than the growth rate of insurance premiums” on page 144 or remove this statement.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 149 has been revised to address the Staff’s comment.

Analysis of Hong Kong’s Political, Economic, Social, and Technological Factors, page 145

42.	Please explain what you mean by the statement that “[a]t present, the insurance regulatory system in Hong Kong has transitioned from industry self-regulation to autonomous regulation.”

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 150 has been revised to address the Staff’s comment.

Business of HCYC, page 146

43.	Please significantly revise the business section to provide a comprehensive description of HCYC’s business. Specifically, address the following:

a.	explain what you mean by your “legacy-light organization and customer-led strategy position”;
b.	explain your references to “reinsurance” and, if you are involved in the reinsurance business, revise significantly to describe it in detail in the business section;
c.	explain how you provide services to clients, such as through an online platform or otherwise;
d.	revise the section titled “Insurance Products Sourced by HCYC” on page 151 to describe in detail each of the three listed types of insurance; and
e.	explain what makes your approach “innovative” on page 150.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 151 through 158 has been revised to address the Staff’s comment.

44.	Please revise to include a brief description of material regulations applicable to HCYC. Refer to Item 4.B.8. of Form 20-F.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 159 and 160 has been revised to address the Staff’s comment.

Customer-led Service Strategy, page 147

45.	We note your disclosure describing the insurance pain points when you acquired the Company in 2020 and briefly describing the customer-led service strategy adopted to address these challenges. Please revise your disclosure to explain in more detail how you addressed these service pain points and how the current model differs from that when the Company was acquired in 2020. Provide specific examples of how things such as product offerings, marketing strategies, purchase and claims processes, and customer service have changed compared to 2020.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 151 has been revised to address the Staff’s comment.

Fast-growing Life Insurance Brokerage Firm Capturing Growth Opportunities in an International Hub of Asia: Hong Kong, page 148

46.	We note your disclosure that after approximately thirteen years of operation, you believe your brand awareness and marketing capabilities are recognized in the Hong Kong insurance industry. Please revise your disclosure to provide a more balanced discussion of your brand awareness and capabilities in the Hong Kong Insurance industry considering your disclosure on page 147 that when you acquired the Company in 2020, you found that underserved customers were offered complex, standard and jargon-laced products through aggressive marketing.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 153 has been revised to address the Staff’s comment.

Customers, page 149

47.	We note your disclosure here that “[f]or the year ended March 31, 2023, two customers accounted for approximately 50.2% and 41.2% of the Company’s total revenue. …………………………… For the year ended March 31, 2022, three customers accounted for approximately 62.0%, 20.9% and 12.8% of the Company’s total revenue.” Please identity these customers and, to the extent you are substantially dependent on contracts with them, describe the material terms of such contracts and file the contracts as exhibits to your registration statement. In addition, add risk factor disclosure to address material risks to investors.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 50 and 154 have been revised to address the Staff’s comment.

48.	Based on your disclosure on page 149, it appears that two customers accounted for 91.4% of your total revenue in fiscal year ended March 31, 2023. As such, please describe how you define “customers” to clarify your disclosure on page 150 that you have “over 2,500 customers.”

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 153 and 154 have been revised to address the Staff’s comment.

Pubco’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 160

49.	Please revise here, or where appropriate, to discuss your key performance indicators (if any) for each period presented and to explain the underlying reasons for any significant changes in these performance indicators.

Response: We acknowledge the Staff’s comment and advise the Staff that PubCo did not set any specific key performance indicators for each period presented.

Overview, page 160

50.	Please revise your disclosure here, and in the business section, to discuss the primary types of insurance products, the related industry sectors and the typical duration of such policies.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 151 has been revised to address the Staff’s comment.

51.	Please revise to discuss your process for revenue flows. Address the following:

a.	provide a brief description of your sales channels, for example web sales and/or salesforce etc.;
b.	explain your typical sales process elaborating on how and when each sale is recognized by the actual insurer and when your commission is remitted; and
c.	discuss whether or not there are any scenarios where the insurer may claw back any commissions previously paid.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 152 and 155 have been revised to address the Staff’s comment.

52.	Please revise to discuss the process by which you acquire new insurer partners and lose or potentially lose insurer partners. For instance, discuss whether your insurer partners can terminate your sales arrangements at any time, or if there is a notice period. Also discuss the frequency with which commission rates are negotiated and determined with your insurer partners and what factors influence such negotiations.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 154 and 155 have been revised to address the Staff’s comment.

53.	We note your disclosure that you act as an insurance broker for insurance products of many large insurance companies in Hong Kong. Please revise here and in the business section to name these insurers and discuss any concentrations.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 150 and 164 have been revised to address the Staff’s comment.

Productivity of Distribution Network, page 160

54.	Please revise to clearly state whether all sales have been generated by the independent agent network. If all sales have not been generated by the independent agent network, revise to quantify the percentage of sales generated by the independent agent network, and by any other means, for each period presented within your financial statements.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 160 has been revised to address the Staff’s comment.

Results of Operations Revenues, page 161

55.	Please revise your disclosure on pages 161 and 162 to disaggregate the number of insurance policies facilitated by first year and renewals similar to your presentation of revenues on pages 160 and 162.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 170 has been revised to address the Staff’s comment.

56.	We note your disclosure that the increase in revenues was due to the removal of pre- departure and post-arrival quarantines from mainland China to Hong Kong, which increased the insurance policy buyers that you serve. Please revise your disclosure to better describe why the removal of quarantine requirements resulted in such a material increase in insurance policy buyers that you serve and the number of insurance policies facilitated.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 165 has been revised to address the Staff’s comment.

57.	We note your disclosure on pages F-26 and F-37 that first year commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by you in respect of an insurance product. Please revise your disclosure on pages 161 and 162, or elsewhere, to disclose the range of commission fee percentage and the weighted average commission fee percentage, by type of insurance product, for each period presented thereby allowing an investor to use this information along with other key operating metrics to better understand and evaluate fluctuations in first year commission revenue and any trends that could impact future earnings.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 170 has been revised to address the Staff’s comment.

58.	We note your disclosure on pages F-26 and F-37 that renewal commissions are determined by multiplying a pre-agreed charge rate with renewal premiums actually paid by the policyholders. Please revise your disclosure on pages 161 and 162, or elsewhere, to disclose the range of charge rates and the weighted average charge rate, by type of insurance product, for each period presented thereby allowing an investor to use this information along with other key operating metrics to better understand and evaluate fluctuations in renewal commission revenue and any trends that could impact future earnings.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 170 has been revised to address the Staff’s comment.

59.	Please revise your disclosure to discuss the importance of retention/renewal of existing policies for future growth and consider including a metric which identifies the number of policies which were renewed in the year following initial issuance.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 154 has been revised to address the Staff’s comment.

Cost of Revenues, page 161

60.	Please revise your disclosure on pages 161 and 162 to clarify whether all of cost of revenues is attributable to referral fees paid to independent agents, or whether a portion thereof is derived from any other source.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 170 has been revised to address the Staff’s comment.

61.	We note your disclosure that you engage in referrer agreements with each referrer and pay a referral fee to such referrer if a customer that is introduced to them purchases a product from one of the agencies you partner with. Please revise your disclosure to better explain the material terms of these arrangements, including how the referral fee is structured and calculated. Please also disclose the average and range of referral fees, by product, for each period presented.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 155 has been revised to address the Staff’s comment.

General and Administrative Expenses, page 161

62.	Please revise to provide a breakdown of general and administrative expenses by category accompanied by an enhanced discussion of material changes in any of these components.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 173 has been revised to address the Staff’s comment.

Operating Activities, page 163

63.	We note your disclosure that the changes in operating assets and liabilities include an increase of $463,331 in accounts payable and an increase of $361,164 in accounts receivable. Please revise your disclosure to describe the nature of the accounts payable and accounts receivable and to include an enhanced discussion describing the period-to- period fluctuations in these balance sheet items.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 171 has been revised to address the Staff’s comment.

Experts, page 179

64.	We note your disclosure that the filing includes the combined and consolidated financial statements of HCYC Group Company Limited and its subsidiaries as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, which is inconsistent with the actual consolidated financial statements that are included beginning on page F-20. Please revise your disclosure accordingly.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 188 has been revised to address the Staff’s comment.

HCYC Group Company Limited Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Accounts Receivable, net, page F-25

65.	Please revise your disclosure here and on page F-36, or in MD&A, to include an enhanced discussion describing the nature of the accounts receivable and to include credit quality data (e.g., aging analysis, charge-offs, etc.) for each period presented.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page F-44 has been revised to address the Staff’s comment.

Note 5. Long Term Equity Investment, page F-29

66.	Please revise your disclosure to include the purchase and sale price of the investment in US$ in addition to the already disclosed HKD.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page F-29 has been revised to address the Staff’s comment.

Note 7. Taxes, page F-30

67.	We note your disclosure within Note 7 on page F-30 and within Note 5 on page F-41 regarding “Deferred tax assets derived from net operating loss (“NOL”) carry forwards and deferred revenue.” However, we do not see any deferred revenue reflected within your balance sheet. Please tell us whether and how you recognize deferred revenue (if any) and where it is reflected within your balance sheet. If deferred revenue is significant, or expected to be so, consider addressing it within your summary of significant accounting policies.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page F-53 has been revised to address the Staff’s comment.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-1

68.	Based on the legend included on page II-4 it appears that you may be planning to file some exhibits with redactions. However, none of the exhibits in the current exhibit index are marked with the redacted exhibits legend. Please revise as applicable or remove the redacted exhibits legend.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page II-4 has been revised to address the Staff’s comment.

69.	We note your disclosure on page 178 referencing opinion of Celine & Partners, PLLC. Please file this law firm’s consent or advise why it is not included in the exhibit index.

Response: We acknowledge the Staff’s comment and advise the Staff that the opinion of Celine & Partners, PLLC has been added as an exhibit.

Signatures, page II-7

70.	Based on disclosure on page 154 it appears that HCYC’s current Chief Executive Officer and sole director is Ms. Ding Xiameng. Please tell us why the registration statement is signed by Shen Hsu Ming as Chief Executive Officer and sole director, and Chia Hui Hwa as Chief Financial Officer.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages II-6 and II-7 has been revised to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship